UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2006 (September 19, 2006)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

Notice of Annual General Meeting

Notice is given that the Annual General Meeting of Ansell Limited will be held at Fenix Events Centre, 680 Victoria Street, Richmond, Victoria on Wednesday, 18 October 2006 at 2.30pm.

ANSELL LIMITED ABN 89 004 085 330
REGISTERED OFFICE
Level 3, 678 Victoria Street, Richmond, Victoria 3121
GPO Box 772H, Melbourne, Victoria 3001

Ansell

Notice of Meeting

ORDINARY BUSINESS

1.	To receive and consider the financial and other reports for the year ended 30 June 2006

2.	To re-elect and elect Directors

(a)	Peter L Barnes who retires by rotation in accordance with Rule 33(c) of the Company’s Constitution and being eligible offers himself for re-election.

(b)	Marissa T Peterson who was appointed a Director on 22 August 2006, retires in accordance with Rule 33(b) of the Company’s Constitution and being eligible offers herself for election.

SPECIAL BUSINESS

3.	Refreshing ability to conduct further on-market buy-back

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That approval is given for the Company to buy back up to 10% of its issued ordinary shares following completion of the current on-market buy-back of 5.7 million shares, during the period from completion of the current on-market buy-back to the Company’s 2007 Annual General Meeting.’

4.	Non-executive Directors’ remuneration

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That the maximum aggregate amount of remuneration which may be paid to Non-executive Directors in any year as calculated under Rule 35(a) of the Company’s Constitution is increased from $750,000 to $900,000.’

5.	Grant of performance rights and options to the Managing Director and Chief Executive Officer

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That approval is given for the grant of 207,883 performance rights and 207,883 options to Douglas D Tough, in two tranches in accordance with the rules of the Ansell Long-term Incentive Plan and on the terms summarised in the Explanatory Notes to this Notice of Meeting.’

OTHER BUSINESS

6.	To adopt the Remuneration Report (non-binding vote)

To adopt the Remuneration Report for the year ended 30 June 2006.

The Remuneration Report is set out on pages 32 to 41 of the 2006 Annual Review.

Voting restriction

The Company will disregard any vote cast on resolutions 4 or 5 by any Director or their associates, unless the vote is cast:

•	as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form specifying how the proxy is to vote; or

•	by the Chairman as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

BY ORDER OF THE BOARD

R J Bartlett

Secretary

8 September 2006

NOTES:

1	On a poll, ordinary shareholders have one vote for every fully paid ordinary share held.
2	A member entitled to attend and vote is entitled to appoint not more than two proxies.
3	A proxy need not be a member of the Company.
4	A proxy may be either an individual or a body corporate. If you wish to appoint a body corporate as your proxy, you must specify on the proxy form:
•	the full name of the body corporate appointed as proxy; and

•	the full name or title of the individual representative of the body corporate at the Meeting.
5	Where more than one proxy is appointed, each proxy may be appointed to represent a specified proportion or number of the member’s voting rights and neither proxy is entitled to vote on a show of hands if more than one proxy attends. If it is desired to appoint two proxies, then an additional proxy form can be obtained from the Ansell Limited Share Registry by telephoning (61 3) 9415 4000.
6	Proxy forms must be signed by a member or the member’s attorney or, if a corporation, executed under seal or in accordance with section 127 of the Corporations Act 2001 or signed by an authorised officer or agent.
7	Proxy forms (and if the appointment is signed by the appointor’s attorney, the original authority under which the appointment was signed or a certified copy of the authority) must be returned:

•	in person at Level 3, 678 Victoria Street, Richmond, Victoria 3121;

•	by post c/- Computershare Investor Services Pty Limited, GPO Box 242, Melbourne, Victoria, 3001; or

•	by facsimile on (61 3) 9473 2555,

so that they are received by the Company prior to 2.30pm (EST) on Monday 16 October 2006.

8	The Board has determined, in accordance with the Company’s Constitution and the Corporations Regulations, that a shareholder’s voting entitlement at the meeting will be taken to be the entitlement of that person shown in the register of members as at 10.00pm (EST) on Monday 16 October 2006.

2	ANSELL LIMITED NOTICE OF ANNUAL GENERAL MEETING

Explanatory Notes to Shareholders

ITEM 2 – TO ELECT AND RE-ELECT DIRECTORS

The following are the backgrounds of the Directors who are seeking election or re-election:

Peter L Barnes, BCom (Hons), MBA (Melb)

Peter Barnes joined the Board as a Non-executive Director in October 2001 and was appointed Chairman in August 2005. As well as being Chairman of the Board, Mr Barnes is Chairman of the Nomination, Remuneration and Evaluation Committee. He was also Chairman of the Audit Committee until August 2005, but relinquished that role upon his appointment as Chairman of the Board.

Mr Barnes brings to the Board experience in finance, marketing and general management in the international arena.

Peter Barnes is a Director of News Corporation and Metcash Limited and is Chairman of Samuel Smith & Son Pty Ltd.

Mr Barnes’ previous experience includes a long career with Philip Morris International Inc where he held several senior management positions in Australia and overseas, including Managing Director, Lindeman Holdings Ltd, and President, Asia Region.

Peter Barnes is 63 and resides in Sydney.

Marissa T Peterson MBA (Harvard), BSc (Mech)

Marissa Peterson was appointed to the Board on 22 August 2006. She is a Director of Supervalu, Inc. and Lucille Packard Children’s Hospital, and serves on the Board of Trustees of Kettering University, all of which are US-based organisations.

Mrs Peterson retired from executive roles in mid-2006 having spent the previous 17 years with Sun Microsystems, most recently as Executive Vice President of Worldwide Operations and other concurrent executive vice-president roles. She brings to the Board extensive experience in manufacturing and supply chain management in a multi-national company environment.

She was formerly a Director of Covisint Inc. and a member of both the Industry Executive Advisory Council of Stanford University’s Alliance for Innovative Manufacturing, and the US National Center for Women & Information Technology Executive Council.

Prior to her appointment, Mrs Peterson had not had any connection with either the Company or any of its Directors.

Marissa Peterson is 44 and lives in San Francisco.

BOARD RECOMMENDATION

As part of its ongoing performance review process, the Board considered Peter Barnes’ contribution to the Board, the Nomination, Remuneration and Evaluation Committee and the Audit Committee. The Board strongly supports Mr Barnes’ re-election as a Director.

Marissa Peterson, having recently been appointed to the Board, has not participated in the Board review process, however, the Board strongly supports her election as a Director.

The Board considers both Peter Barnes and Marissa Peterson to be independent Directors.

ANSELL LIMITED NOTICE OF ANNUAL GENERAL MEETING	3

Explanatory Notes to Shareholders continued

ITEM 3 – REFRESHING ABILITY TO CONDUCT FURTHER ON-MARKET BUY-BACK

Background

As part of its ongoing capital management program, the Board has conducted a number of buy-backs in recent years.

During August 2006, the Company completed its $100 million share buy-back announced at the time of the consummation of its exit from the South Pacific Tyres Partnership. This on-market buy-back resulted in 9,301,502 shares being bought back.

On 24 August 2006, the Company announced a further on-market buy-back of 5.7 million shares. This buy-back will commence on or after 8 September 2006. Completion of the current on-market buy-back will take the number of shares bought back over the past 12 months to close to 10% of Ansell’s issued capital, the maximum amount permitted without shareholder approval.

The Board has reviewed the Company’s current capital structure and its projected cash flows and capital requirements for the next 12 months and has determined that it would be advantageous for the Board to have the flexibility to conduct further on-market buy backs of up to 10% of its issued ordinary shares following completion of the current on-market buy-back.

Approval sought

The Board, as part of its capital management strategy which has seen a steady increase in the level of capital returned to shareholders in the form of higher dividends and both on- and off-market buy-backs, is seeking shareholder approval to buy back up to a further 10% of ordinary shares on issue (following completion of the current on-market buy-back) prior to the Company’s 2007 Annual General Meeting.

The Company may repurchase up to 10% of ordinary shares on issue over the next 12 months without shareholder approval, under the Corporations Act. However, because completion of the current on-market buy-back will take the Company up to the 10% maximum, the Company will be restricted in relation to the timing of any further on-market buy-back if shareholder approval is not obtained.

The Company may not buy back the full 10%, but wishes to have the flexibility to do so if it considers it to be in the Company’s best interests.

Reasons for on-market buy-backs

On-market buy-backs are part of the Company’s balanced capital management strategy of investing what is required in the underlying businesses, maintaining the ability to fund further acquisitions and returning surplus capital to shareholders.

Advantages/disadvantages of on-market buy-backs

The advantages of on-market buy-backs include:

•	purchases can be tailored to react to changing market conditions;

•	the Company has complete flexibility to adjust the volume of shares purchased and can cease purchasing at any time;

•	they are very simple to implement and involve little cost; and

•	they may provide taxation advantages to shareholders who elect to sell their shares, as the Company is not currently able to provide franking credits on dividends paid.

The Board believes that a further on-market buy-back of up to 10% of the ordinary shares on issue presents an advantageous way of returning surplus capital to shareholders.

In deciding how to vote on this resolution shareholders should consider the fact that any on-market buy-back:

•	could, all other things remaining the same, reduce net asset backing per share; and

•	may result in a reduction of the Company’s index weighting.

Effect of buy-backs on the Company

In an on-market buy-back, shares are acquired at the market price of shares at the time. Based upon an estimated 145.6 million ordinary shares on issue at the conclusion of the current buy-back, 10% represents 14.6 million shares.

As the overall size of any on-market buy-back has not been finalised and the price at which shares will be bought back is unknown, it is not possible to state the maximum cost of any buy-back. However, to repurchase 10% of the estimated number of ordinary shares on issue at the conclusion of the current buy-back would cost approximately A$136 million at market prices at the date of preparation of this Notice of Meeting.

It is currently anticipated that any on-market buy-back will be funded from cash reserves.

Details of the timing of any further on-market buy-back will be announced by the Board if and when it decides to proceed with a buy-back.

Effect of buy-backs on control of the Company

The effect of any buy-back on the control of the Company will not be known until the buy-back is conducted. Having regard to the Company’s current shareholding spread and assuming that this is maintained, any buy-back is not expected to result in a change of control of the Company.

General

The Board believes that the Company will remain conservatively geared and have strong financial flexibility and liquidity, notwithstanding a further on-market buy-back of up to 10% of the ordinary shares on issue (following the completion of the current on-market buy-back).

Board recommendation

The Board unanimously recommends that shareholders vote in favour of the resolution.

4	ANSELL LIMITED NOTICE OF ANNUAL GENERAL MEETING

ITEM 4 – NON-EXECUTIVE DIRECTORS’ REMUNERATION

The Board asks for shareholder approval to increase the maximum aggregate amount of remuneration that may be paid to Non-executive Directors in any year under Rule 35(a) of the Constitution from $750,000 to $900,000. The current maximum aggregate amount payable to Directors of $750,000 per annum was approved by shareholders in 1989.

Remuneration Policy

In setting Non-executive Directors’ fees, the Board wishes to attract and retain Directors best able to satisfy the needs of the Company, taking into account:

•	the time commitment expected of Directors and the risks connected with discharging the duties attaching to the role of Director;

•	the need to attract appropriate Directors internationally, reflecting the geographic spread of the Company’s operations; and

•	fees paid by comparable companies and independent advice from remuneration consultants and other advisers.

Details of the amounts paid to each Non-executive Director for the past financial year are set out in the Remuneration Report on page 34 of the Annual Review.

The Company has recently completed a review of the fees paid to non-executive Directors. Based on the independent advice obtained, the Board has decided not to increase the annual fee paid to each of the Company’s Non-executive Directors for the 2007 financial year.

Reason for increase

As the Company’s operations have expanded both geographically and in scale and scope, it has become:

•	necessary to consider the level of fees paid to attract Directors with appropriate international experience;

•	desirable to have flexibility to increase the size of the Board by recruiting additional Directors; and

•	desirable to have room within the shareholder approved amount to increase Directors’ fees in line with market practice.

Whilst the Board does not currently intend to increase Non-executive Directors’ annual fees, it is seeking shareholder approval to increase the aggregate fee pool in order to provide the flexibility to appoint another Director in the next 12 months, and to make any increases in Directors’ fees it considers appropriate in future years.

Based on market data it has received, the Board has formed the view that the proposed increase is appropriate in light of the Company’s remuneration policy, and is consistent with the non-executive director fee pools of comparable companies.

ITEM 5 – GRANT OF PERFORMANCE RIGHTS AND OPTIONS TO THE MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

This resolution seeks shareholder approval for the grant to Mr Tough of performance rights and options under the new Ansell Long-term Incentive Plan.

Ansell Long-term Incentive Plan

During the 2006 financial year, the Board engaged independent advisers to conduct a review of the Company’s remuneration practices.

The review identified the long-term incentive arrangements as an area where the Company’s existing remuneration arrangements could be improved to provide a closer alignment between Ansell’s long-term strategic direction and shareholder interests.

In response to this review, the Board has adopted the Ansell Long-term Incentive Plan (Plan) as the new long-term incentive scheme for senior executives. From the 2007 financial year, all long-term incentive grants to senior executives will be made pursuant to the Plan. No further grants will be made under the existing Ansell Stock Incentive Plan.

The Plan has been designed to:

•	facilitate equity ownership for key executives, providing the opportunity for participants to share in any growth in share value;

•	align the interests of key executives with the interests of shareholders;

•	provide a strong recruitment and retention mechanism; And

•	deliver a market-informed approach to executive remuneration, incorporating sufficient flexibility to reflect local market conditions where appropriate.

A brief overview of the Plan and specific details of the proposed grant of performance rights and options to Mr Tough are set out below.

Summary of Plan

Under the Plan, annual grants of performance rights and options will be made to eligible senior executives.

Options and performance rights granted under the Plan will not be transferable, and participating executives will be prohibited from entering into hedging arrangements in respect of unvested options and performance rights.

Performance rights and options will be granted at no cost to the participant. Each option or performance right granted will entitle the participant to one ordinary share in the Company, subject to satisfaction of performance conditions set by the Board in respect of the grant.

ANSELL LIMITED NOTICE OF ANNUAL GENERAL MEETING	5

Explanatory Notes to Shareholders continued

Grants under the Plan will be tested over a three-year period (subject to the one-off transitional arrangements for the grant made in the 2007 financial year, as set out below). If the relevant performance conditions are satisfied at the end of the performance period then:

•	the performance rights will vest automatically and shares in the Company will be allocated to the participant; and

•	the options will vest, and participants may exercise their options from the vesting date up until the seventh anniversary of the grant date. Upon exercising their options (including payment of the applicable exercise price), participants will be allocated shares in the Company.

No retesting of performance will be permitted.

Shares allocated upon vesting of performance rights and exercise of options will be unrestricted, and will carry full dividend and voting rights from the date of allocation.

The Board has adopted an anti-dilution policy in relation to the Plan. The policy states that the total number of shares to be issued to satisfy instruments outstanding under the Plan at any time should not exceed 7% of the Company’s share capital.

Specific terms of grant

Details of Mr Tough’s remuneration package for the 2006 financial year, and the basis upon which this remuneration was determined, are set out in the Remuneration Report on pages 32 to 41 of the Annual Review. Mr Tough’s remuneration package for the 2007 financial year will incorporate an award under the new Plan.

The Board has decided that half of the performance rights granted to the Managing Director and Chief Executive Officer for the 2007 financial year will be tested after two years. This is a one-off transitional measure to ensure that the Managing Director and Chief Executive Officer has awards available for vesting in the 2008 financial year, which would not otherwise be possible due to the applicable vesting periods under the new Plan. The balance of the performance rights and all of the options will be tested after three years.

Long-term incentives are intended to provide approximately 40% of Mr Tough’s total annual remuneration for performance at target (increasing to approximately 50% of his total annual remuneration for performance at stretch targets).

The Board has determined, in providing the long-term incentive component of Mr Tough’s remuneration, to make available an equal number of performance rights and options as an appropriate balance between the incentive to drive forward the company’s share price and the dilutive effect of introducing additional share options. Awards combining options and performance rights are also reflective of market practice in the United States.

The grant to Mr Tough will therefore be divided into two tranches as follows:

•	103,941 performance rights will be subject to a two-year transitional performance period (Tranche 1); and

•	103,942 performance rights and 207,883 options will be subject to a three-year performance period (Tranche 2).

The number of options and performance rights within the above grant was determined based on the value of the instruments as at 30 June 2006, calculated using binomial tree valuation methodology for the performance rights and Monte-Carlo simulation methodology for the options.

If approved, it is intended that the grant to Mr Tough will be made shortly after this meeting and, in any event, no later than 12 months from the date of this meeting.

No amount will be payable by Mr Tough in respect of the grant, or upon vesting of the performance rights, however, the options will have an exercise price based on the Company’s share price on ASX over the five trading days up to and including the grant date.

Different performance conditions will apply in respect of the performance rights and the options.

Performance conditions for options

The options are subject to a performance condition based on the Company’s Total Shareholder Return (TSR) over the three-year vesting period. TSR measures the return to a shareholder over the performance period in terms of changes in the market value of the shares plus the value of the dividends paid on the shares.

The growth in the Company’s TSR over the performance period will be compared with the TSR performance of a comparator group comprising global organisations operating within the same or similar industry segments as the Company. For the purposes of the grant to be made in the 2007 financial year under the Plan, the comparator group comprises the following companies:

•	Bacou-Dalloz (France)

•	Bergman & Beving AB (Sweden)

•	Church & Dwight Co, Inc (USA)

•	Kimberly-Clark Corporation (USA)

•	Mine Safety Appliances Company (USA)

•	Paul Hartman AG (Germany)

•	Playtex Products, Inc (USA)

•	Semperit AG Holding (Austria)

•	SSL International plc (UK)

•	Steris Corporation (USA)

•	Symbion Health Limited (Australia)

•	Top Glove Corporation Bhd. (Malaysia)

6	ANSELL LIMITED NOTICE OF ANNUAL GENERAL MEETING

The percentage of options in a tranche which vest will be determined by reference to the level of TSR growth achieved by the Company over the vesting period compared with the performance of other companies in the comparator group as follows:

TSR GROWTH - PERCENTILE RANKING	OPTIONS IN TRANCHE THAT VEST (%)
Below 50th percentile	0
50th percentile	50
Between 50th and 75th percentile	Sliding scale from 50 to 100
75th percentile or above	100

Performance condition for performance rights

The performance rights are subject to a performance condition based on growth in the Company’s earnings per share (EPS) over the relevant period. The Board has selected the mid-point of the guidance provided to market in August 2006 as the base of US$0.48 EPS for the 2007 financial year (base point), recognising the fundamental change in the Company’s cost structure brought about by the historically high price of latex.

The target EPS growth rate is 12% per annum compound, measured from the base point to:

•	the end of the 2008 financial year for Tranche 1 (being the tranche that is subject to the transitional measure); and

•	the end of the 2009 financial year for Tranche 2.

The stretch hurdle for each tranche is an EPS value that is 7.5% above the target EPS value for that tranche.

The Board will exclude the effect of net changes in capital when measuring EPS performance. This ensures the current capital management program of share buy-backs will not influence performance against these targets.

The percentage of performance rights in a tranche which vest at particular EPS growth rates is as follows:

EPS GROWTH	PERFORMANCE RIGHTS IN TRANCHE THAT VEST (%)
Below target	0
Target	50
Between target and stretch	Sliding scale from 50 to 100
Above stretch	100

Change of control and cessation of employment

In addition to the circumstances set out above, the Directors also have discretion to determine that the performance rights and options will vest in the event of a change of control, subject to pro rata performance up to the relevant date.

Where Mr Tough ceases employment with the Company:

•	any unvested performance rights and options will lapse, except where Mr Tough’s employment ceases due to death, disability or other circumstances with the approval of the Board, in which case the Board has discretion to determine that the performance rights and options will vest on a pro rata basis (having regard to performance up to cessation of employment); and

•	any vested options will lapse unless they are exercised within 90 days of Mr Tough ceasing employment.

Any performance rights or options which do not vest at the end of the applicable performance period will lapse.

Other required information

No previous grants have been made under the Plan and no current Directors other than Mr Tough are entitled to participate in the Plan.

Board recommendation

The Board unanimously recommends that shareholders vote in favour of the resolution.

ITEM 6 – REMUNERATION REPORT (NON-BINDING ADVISORY VOTE)

Shareholders are asked to adopt the Company’s Remuneration Report for the year ended 30 June 2006. The Remuneration Report is set out on pages 32 to 41 of the 2006 Annual Review, which is also available from the Company’s website (www.ansell.com).

The vote on resolution 6 is advisory only, and does not bind the Directors. However, a reasonable opportunity for discussion of the Remuneration Report will be provided at the conclusion of voting on the formal resolutions before the Meeting.

The Nomination, Remuneration and Evaluation Committee will take into account the discussion on this resolution and the outcome of the vote when considering the future remuneration arrangements of the Company.

Board Recommendation

The Board unanimously recommends that shareholders vote in favour of the resolution.

ANSELL LIMITED NOTICE OF ANNUAL GENERAL MEETING	7

YARRA RIVER
N
VINEGAR
ENTER HERE
23, 24, 42, 109
Victoria Street
Tram stop 25
Coles Terrace
P
VICTORIA GARDENS
FENIX
680 Victoria Street
Elaine Court
Burnley Street
River Boulevard
Christine Crescent
RICHMOND
Doonside Street
David Street
HAWTHORN

The Annual General Meeting of Ansell Limited will be held at
Fenix Events Centre, 680 Victoria Street, Richmond, Victoria
on Wednesday, 18 October 2006 at 2.30pm (Melway Reference: 44 J8).

Parking is available beneath 680 Victoria Street (enter from Elaine Court)
or in the Victoria Gardens shopping complex.

8 | ANSELL LIMITED NOTICE OF ANNUAL GENERAL MEETING

Proxy Form ■
All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Mark this box with an ‘X’ if you have made any changes to your address details (see reverse)	Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

Appointment of Proxy

I/We being a member/s of Ansell Limited and entitled to attend and vote hereby appoint
the Chairman of the Meeting (mark with an ‘X’)	OR	If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/ourbehalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Ansell Limited to be held at Fenix Events Centre, 680 Victoria Street, Richmond VIC on Wednesday 18th October 2006 at 2.30pm and at any adjournment of that meeting.

IMPORTANT: FOR ITEMS 4 & 5 BELOW
If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 4 & 5 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 4 & 5 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of Items 4 & 5.

Voting directions to your proxy-please mark X to indicate your directions

		For	Against	Abstain*
Ordinary Business
Item 2(a)	To re-elect Peter L Barnes as a Director

Item 2(b)	To elect Marissa T Peterson as a Director

Special Business
Item 3	Refreshing ability to conduct further on-market buy-back

Item 4	Non-executive Directors’ remuneration

Item 5	Grant of performance rights and options to the Chief Executive Officer

Non-binding Advisory Vote
Item 6	To adopt the Remuneration Report

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

*	If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE	This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3

Individual/Sole Director and	Director	Director/Company Secretary
Sole Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

/ /
Contact Name	Contact Daytime Telephone	Date

■	A N N	7 P R	031296_00JY5E	+

How to complete this Proxy Form

1	Your Address

This is your address as it appears on the company’s share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an ‘x’) should advise your broker of any changes. Please note, you cannot change ownership of your securities using this form.

2	Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3	Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4	Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company’s share registry or you may copy this form.

To appoint a second proxy you must:

(a)	on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b)	return both forms together in the same envelope.

5	Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.

Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.

Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form may be executed in accordance with section 127 of the Corporations Act or signed by an authorised officer or attorney of the company.

Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate “Certificate of Appointment of Corporate Representative” should be produced prior to admission. A form of the certificate may be obtained from the company’s share registry or at www.computershare.com.

If a body corporate is appointed as your proxy, the body corporate acting as proxy must provide a “Certificate of Appointment or Corporate Representative” no later than 2.30pm on Monday 16 October 2006.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 2.30pm on Monday 16 October 2006. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Registered Office - Level 3, 678 Victoria Street, MELBOURNE VIC 3121
Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Australia

BY MAIL	Registered Office- Level 3, 678 Victoria Street, MELBOURNE VIC 3121
Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia

BY FAX	61 3 9473 2555

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: September 19, 2006